NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 06-10 June 28, 2006

Vila Nova Gold Project Update

VANCOUVER, BC – Norman S. Pitcher, Chief Operating Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to provide an update on exploration activities at the Vila Nova Gold Project, Brazil (or the “Project”).  The Project is located in Amapa State, Brazil where Eldorado holds an option to acquire 84% of the Project as part of a joint venture agreement with DSI Consult & Mineracao Amapa (“DSI”).

The Project (Figure 1) consists of 2 areas relative to the Vila Nova River: Vila Nova North and Vila Nova South.  The north area has seen extensive artisanal mining along a 1.7 km trend in the weathered profile, and in 2 workings (Croado and Gaivotas) the mining has exposed mineralized banded iron formation in bedrock.  The south area has seen scattered mining along a 2.5 km trend co-incident with a gold geochemical anomaly.

The 2006 work program has 3 main objectives:

•

Conduct sufficient drilling to support an initial resource calculation in the Croado and Gaivotas areas

•

Test the deep potential of the mineralization in Croado\Gaivotas\Santa Maria

•

Explore the on-strike potential of both the north and south areas

We have budgeted US$2.8 million for exploration in 2006, which includes 12,000 meters of drilling and 5,000 meters of trenching, as well as geochemical and geophysical surveys.

The work program this year started in Croado and Gaivotas as a continuation of the 2005 program. To date we have completed 1,000 meters of surface trenching and channel sampling in Gaivotas and 642 meters of diamond drilling in 6 holes.  Eleven holes have been completed in Croado for 962 meters.  Work will progressively move northward into Pedra Pintada, Santa Maria and Guaxeba areas during the rest of the year.

Table 1 shows results from 6 completed Croado holes and the first completed hole at Gaivotas.  Table 2 shows results from approximately 50 percent of the Gaivotas trench sampling program.  Only results averaging greater than 0.5 g/t Au are reported.  Trench and channel sample intervals represent true thicknesses.  Drill intervals represent assayed lengths, which range from 40 to 70 degrees relative to the interpreted orientation of the mineralization.

Table 1

Drill Hole	From	To	Assay Interval	Gold Grade
	(m)	(m)	(m)	g/t
CROADO AREA
VNG-10
	0.00	4.30	4.30	2.02
	26.37	33.05	6.68	2.58
including	32.05	33.05	1.00	13.05
	39.32	47.88	8.56	2.06

VNG-11
	0.00	5.35	5.35	1.84
	37.95	44.85	6.90	2.40
including	41.50	42.35	0.85	10.60
	60.10	73.75	13.65	2.39
	79.10	82.15	3.05	0.79
	89.10	91.80	2.70	1.27

VNG-12
	0.00	6.00	6.00	1.11
	18.00	20.00	2.00	3.05
	26.00	27.00	1.00	10.85
	33.00	37.00	4.00	2.34
	37.00	41.80	4.80	0.72
	41.80	42.75	0.95	17.55
	42.75	47.40	4.65	1.08

VNG-13
	35.80	38.35	2.55	1.74
	41.55	45.60	4.05	1.32
	50.40	55.25	4.85	3.44
	55.25	60.85	5.60	1.28
	60.85	65.25	4.40	8.91

VNG-14
	56.00	62.00	6.00	1.05
	63.83	66.45	2.62	1.29
	66.45	73.00	6.55	0.70
	73.00	80.65	7.65	2.44
	80.65	87.80	7.15	0.77
	87.80	91.00	3.20	2.37

VNG-15
	16.50	18.75	2.25	2.57
	18.75	20.25	1.50	17.32
	20.25	24.60	4.35	1.19
	33.15	35.85	2.70	3.17
	43.75	48.15	4.40	2.56

GAIVOTAS AREA
VNG-17
	3.05	17.10	14.05	5.08
including	6.30	7.30	1.00	49.50
	17.10	27.40	10.30	0.68
	43.10	47.24	4.14	1.79

Table 2

Name	Sampled Interval	Gold Grade
	(m)	(g/t)
Trench Samples
GV-45087E	2.25	2.27
	5.15	1.90
GV-45087W	4.00	0.90
GV-45073E	7.89	2.11
	7.90	1.91
GV-45062E	6.55	3.93
including	1.85	8.95
	1.55	2.94
GV-45062M	3.75	0.54
	1.65	1.51
GV-45062W	1.74	0.84
	0.58	4.23
GV-45042E	5.79	5.57
	3.66	0.94
GV-45042M	6.62	1.05
	7.65	2.31
including	1.90	4.49
GV-45042W	1.80	0.92
GV-45015E	3.00	1.23
	24.91	0.68
	5.55	9.94
including	1.85	19.26
	3.50	4.67
GV-45015W	1.76	1.23
	2.45	2.14
Channel Samples
20396*	2.84	2.41
20402*	2.32	1.28
20407*	3.57	4.85
20416*	1.00	4.25
20419*	2.00	1.77
20422	2.40	4.27
20426	2.55	4.11
20439	6.05	5.10
20445	2.06	4.69
20455	1.70	1.12
20461	3.60	1.75
20474	5.52	3.99
20491	14.88	0.81
20519	6.03	2.13
20530	13.90	0.70
20579*	13.27	3.17

* in Gaivotas Pit but outside detailed map area.

The initial Croado shallow drilling (shown in Figure 2) has extended the gold mineralization along strike to over 300 meters, and to over 80 meters below surface.  Steeply dipping narrow high grade intervals and widespread lower grade zones (0.5 to 3.0 g/t) are being intersected in sulphidic silica and carbonate altered iron formation units.  Figures 3 and 4 show examples of the mineralized intervals in two sections from the south and north ends, respectively, of Croado.  In addition, a second sub-parallel horizon 30 to 40 m west of the exposed zone has been identified and is currently being tested.  This horizon may be a distinct second unit or, more likely, a fold limb of the exposed zone.  Deeper holes are also planned at Croado to test the depth potential of the mineralization (to at least 150 meters below surface).

At Gaivotas, two gold mineralized horizons have been identified by the 2005 work, which concentrated on the east limb of this antiformal structure.  This year the plan is to test both horizons along strike and on the folded west limb of the structure.  Depth extents to at least 150 meters below surface are also to be evaluated.   The excellent exposure here lead to a comprehensive trenching and channel sampling program on approximately 25 meter spaced intervals (see Figure 5 for locations).   Results, shown in Figure 6, confirm the multiple zones of widespread lower grade (0.5 to 3.0 g/t) mineralization with numerous internal higher grade intervals.  The projected west limb was not able to be evaluated by trenching as the area is covered with extensive dump material from past alluvial mining.  Drilling is testing this limb and results from the first drill hole confirm the extension of mineralization below the trenched samples (shown in a section view in Figure 7).

Work completed in Vila Nova South consisted of mapping and a soil geochemical survey.  A 1 km by 300 m gold in soil geochemical anomaly was outlined and likely marks the southern continuation of the gold-hosting iron formation units (see Figure 1).  A program of auger drilling is planned to help augment the geologic mapping in this outcrop poor region prior to diamond drill testing later in 2006.

Early results on the metallurgical testwork on both oxidized and sulphidic samples are encouraging.   The tested sulphidic material was non-refractory with the gold located in fractures and along sulphide grain boundaries.  Testwork will be ongoing throughout the year.

“We are pleased with the strong start to our 2006 program at the Vila Nova Gold Project.  The gold mineralization is showing very good strike length and depth potential so far and we are encouraged by the initial metallurgical properties of the mineralization.   A lot of work remains to be done, and we confidently look forward to additional results throughout the remainder of the year” commented Norman S. Pitcher, Chief Operating Officer.

Stephen Juras, Ph.D., P.Geo., Manager, Geology is the qualified person for the technical disclosure in this press release.  Samples were initially prepared at the ALS facility in Belo Horizonte, Brazil.  Earlier this month, sample preparation switched to Eldorado’s new on-site preparation facility at Vila Nova.  Assaying was conducted at the ALS facility in Vancouver, BC.  Analyses are done on sawn half core samples using fire assay for gold (AA finish; high grade samples (> 10 g/t) were re-assayed using a gravimetric finish).  Standard reference materials, blank and field duplicate samples are inserted prior to shipment from Brazil to monitor the quality control of the assay process.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Norman S Pitcher”

Norman S. Pitcher

Chief Operating Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Eldorado Gold Corporation
São Bento Mineração S.A.
Detailed Joint Venture
Gold Pits Location
Vila Nova Project, Brazil
Trend Gold Pits
N
Guaxeba
Village
Santa Maria North
VILA NOVA NORTH
Santa Maria
Vila Nova River
Pedra Pintada
Gaivotas
Vila Nova River
Croado
VILA NOVA SOUTH
Vicente Sul
Legend
Main Gold Pits
Soil Gold Anomaly
Vila Nova South
Vila Nova Iron Project
Scale
0
1
kilometers

Figure 1

N
Croado Pit
Legend
Dump
Silicificated BIF with sulphides (Py/Asp)
BIF (oxide/hidroxides Fe-Mn)
Silicificated BIF
Mafic/Ultramafic schists
DDH 2006
DDH 2005
Shaft
0m 25 50
VNG-21
VNG-18
VNG-25
VNG-15
VNG-16
VNG-13
VNG-14
VNG-03
VNG-06
VNG-09
VNG-10
VNG-11
VNG-12
Vila Nova River
44800 N
44600 N
44550 N
44500 N
44450 N
44400 N
44350 N
418100 E
418150 E
418200 E
418250 E
418300 E
418350 E
418400 E
418450 E

Figure 2

Croado Pit

VNG-12

W
E
40 m
20
0
-20
1.11
6,00
3.05
2,00
10.85
1,00
2.34
4,00
0.72
4.80
17.55
0.95
1.08
4.65
VNG-12
(65 m)
Legend
Dump
Slicificated BIF with sulphides (Py/Asp)
BIF (oxide/hidroxides Fe-Mn)
Slicificated BIF
Mafic/Utramafic schists
0 10 20
1:250
2.34 GRADE (g/t)
13.65 WIDTH (meters)

Figure 3

Croado Pit

VNG-13 and VNG-14

W
E
50
30
10
0
-30
-50
-70
1.74
2.55
1.32
4.05
3.44
4.85
1.28
5.60
8.91
4.40
1.05
6.00
1.29
2.62
0.70
6.55
2.44
7.65
0.77
7.15
2.37
3.20
VNG-13
(86.55 m)
VNG-14
(106.35 m)
Legend
Dump
Silicificated BIF with sulphides (Py/Asp)
BIF (oxide/hidroxides Fe-Mn)
Silicificated BIF
Mafic/Ultramafic schists
0 10 20
1:250
2.34 GRADE (g/t)
13.65 WIDTH (meters)

Figure 4

Gaivota Pit
Legend
Dump
Laterite
Qtz-feldspar-kaolin schist
Silicificated BIF with sulphide boxwork
BIF(with Oxide/Hidroxide Fe,Mn)
Silicificated BIF
Mafic schists
Weathered schists
Gossan
Foliation with dip direction
Foliation with dip direction and Plunge of "b" fabric
Geologic contact
DDH 2005
DDH 2006
Trenchs location:
GV-45067E
Results pending
2
Detail Map
Water
N
0
25m
VNG-19 and 22
VNG-04
VNG-02
VNG-24
VNG-01
VNG-05
VNG-08
VNG-20
VNG-17
VNG-07
VNG-27
VNG-23
GV-45087W
GV-45062W
GV-45042W
GV-45015W
GV-45062M
GV-45042M
GV-45015E
GV-45067E
GV-45073E
GV-45052E
GV-45042E
55
90
68
45250 N
45200 N
45150 N
45100 N
45050 N
45000 N
44950 N
44900 N
418500 E
418550 E
418600 E
418650 E
Figure 5